Update on the plan for delisting from NASDAQ/deregistration from the SEC

Through a resolution of the Board of Directors on February 22, 2006, hanarotelecom incorporated (hereafter “the Company”) decided to deregister from the SEC and delist its Depository Receipts on NASDAQ in the second half of this year after the relevant SEC law is enacted (6-k filing on February 22, 2006). However, the delisting/deregistration process has been delayed because the bill “SEC Rule 12h-6” has not yet finalized. The Company will pursue the process as planned if the bill is enacted. The Representative Director of the Company shall be delegated to make decisions regarding the schedule and other details of delisting/deregistration.